

SembCorp Industries

Co Regn No: 199802418D

RECEIVED 2005 JAN -6 A 8:55 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 825109

21 December 2004



05005036

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin
Group Company Secretary

Enc

PROCESSED
JAN 11 2005
THOMSON FINANCIAL

C:jesstan/MasnetAnn/SECltr

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Linda Hoon Siew Kin
Designation *	Group Company Secretary
Date & Time of Broadcast	21-Dec-2004 17:38:59
Announcement No.	00037

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	APPROVAL BY MALAYSIAN REGULATORY AUTHORITY TO DIVEST 30 PER CENT EQUITY INTEREST IN SIME SEMBCORP ENGINEERING SDN. BHD.
Description	
Attachments:	SSE.pdf Total size = **19K** (2048K size limit recommended)



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SembCorp Industries

Co Regn No: 199802241 8D

December 21, 2004

APPROVAL BY MALAYSIAN REGULATORY AUTHORITY TO DIVEST 30 PER CENT EQUITY INTEREST IN SIME SEMBCORP ENGINEERING SDN. BHD.

Singapore, December 21, 2004: Following its earlier announcement, SembCorp Industries is pleased to announce that the Malaysian International Trade & Industry (MITI) has granted approval for its fully owned subsidiary, SembCorp Utilities to divest its 30% equity stake in the registered capital of Sime SembCorp Engineering Sdn. Bhd.

The transaction is expected to be completed in early 2005 and details of SembCorp Utilities' divestment of the 30% stake in Sime SembCorp Engineering Sdn. Bhd. can be found in the earlier press release dated October 19, 2004 which is available at www.sembcorp.com.sg .

For enquiries, please contact:

Lim Siew Khee
Group Corporate Relations
SembCorp Industries

Tel: +65 6723 3076
Email: lim.siewkhee@sembcorp.com.sg